Monitronics International, Inc.
1990 Wittington Place
Farmers Branch, Texas 75234
(972) 243-7443

January 6, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.
Washington, D.C. 20549-4628

Re:	Monitronics International, Inc.
Registration Statement on Form S-1
File No. 333-235555

Ladies and Gentlemen:

On behalf of Monitronics International, Inc. (the “Company”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective at 5:00 p.m. Eastern Standard Time on January 8, 2020, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

The Company hereby acknowledges that:

•                              should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                              the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our counsel, David J. Miller of Latham & Watkins LLP, at (713) 546-7463, to provide notice of effectiveness, or if you have any questions or require additional information regarding this matter.  Thank you for your assistance and cooperation in this matter.

Very truly yours,

MONITRONICS INTERNATIONAL, INC.

By:	/s/ Jeffrey R. Gardner
Jeffrey R. Gardner
Chief Executive Officer

cc:                                David J. Miller, Latham & Watkins LLP

Jesse P. Myers, Latham & Watkins LLP

[Signature Page to Acceleration Request Letter]